THIRD AMENDMENT TO
MANAGEMENT AND SERVICES AGREEMENT

THIS THIRD AMENDMENT TO MANAGEMENT AND SERVICES AGREEMENT (the "Third Amendment") is made this 1st day of October, 2008, and amends that certain Management and Services Agreement dated as of August 7, 2003, (the "Agreement") by and between MORRIS COMMUNICATIONS COMPANY, LLC, a Georgia limited liability company ("Morris Communications"), MSTAR SOLUTIONS, LLC, a Georgia limited liability company ("MSTAR Solutions") and MORRIS PUBLISHING GROUP, LLC, a Georgia limited liability company ("Morris Publishing"), as amended by that certain First Amendment to Management Services Agreement dated February 24, 2005, (the "First Amendment"), as further amended by that certain Second Amendment to Management Services Agreement dated May 16, 2008, (the "Second Amendment"). All capitalized terms used in this Third Amendment and not otherwise defined in this Third Amendment shall have the meanings set forth in the Agreement.

W I T N E S S E T H

WHEREAS, Morris Communications, MSTAR Solutions and Morris Publishing each desire to amend the Agreement, as amended by the First Amendment and the Second Amendment, in order to provide that the Morris Communications' Fee and the MSTAR Solutions' Fee existing prior to the Second Amendment shall be reinstated as of October 1, 2008.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree to amend the Agreement as follows:

ARTICLE 2
FEE AND PAYMENT TERMS

Section 2.1(e) of the Agreement is hereby deleted in its entirety and is replaced by the following:

"(e) Notwithstanding the foregoing, for the period from May 1, 2008 to September 30, 2008, the Morris Communications' Fee and the MSTAR Solutions' Fee shall be Zero Dollars ($0.00)."

Section 2.2(a)(iii) of the Agreement is hereby deleted in its entirety and is replaced by the following:

"(iii) Notwithstanding the foregoing, no monthly payments shall be made with respect to the months of May through September of 2008."

As amended hereby, the Agreement shall remain in full force and effect.

(Signatures continue on next page)

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

MORRIS COMMUNICATIONS COMPANY, LLC,
a Georgia limited liability company

By:	/s/ Craig S. Mitchell
Print Name:	Craig S. Mitchell
Title:	Senior Vice President of Finance

MORRIS PUBLISHING GROUP, LLC,
a Georgia limited liability company

By:	/s/ Craig S. Mitchell
Print Name:	Craig S. Mitchell
Title:	Senior Vice President of Finance

MSTAR SOLUTIONS, LLC,
a Georgia limited liability company

By:	/s/ Craig S. Mitchell
Print Name:	Craig S. Mitchell
Title:	Senior Vice President of Finance